WRL LETTERHEAD

February 1, 2007

Mr. Mark Cowan, Esq.

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE:	WRL Series Life Account G

1933 Act File No. 333-135803/1940 Act File No. 811-21929

WRL Benefactor

Accession Number: 0001366273-06-000007

Dear Sir/Madam:

On behalf of Western Reserve Life Assurance Co. of Ohio ("Western Reserve") and WRL Series Life Account G (the "Registrant"), we are transmitting for electronic filing via EDGAR under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940, as amended (the"1940 Act") a request for withdrawal of the filing effectuated under the above referenced Accession Number filed erroneously on December 15, 2006.

There have been no securities sold in connection with the above referenced offering filed on December 15, 2006. Western Reserve amended this offering and re-filed the Form N-6 under submission header Form N-6A on December 21, 2006.

Please call the undersigned at (727) 299-1747 or Arthur D. Woods, Esq. at (727) 299-1830 if you have any questions.

Sincerely,

/s/ Priscilla I. Hechler

Assistant Vice President and Assistant Secretary

cc:	Arthur D. Woods, Esq.